Exhibit 12

COMPUTATION OF RATIOS

For purposes of calculating the ratio of earnings to fixed charges, the term “earnings” is the amount resulting from adding (i) pre-tax income from continuing operations, (ii) fixed charges, (iii) distributed income of equity investments, and (iv) amortization of capitalized interest, reduced by (i) equity in earnings of equity method investments and (ii) pre-tax income from continuing operations attributable to noncontrolling interests that have not incurred fixed charges. “Fixed charges” consist of (i) interest expensed and capitalized, (ii) amortized premiums, discounts, and capitalized expenses related to indebtedness, and (iii) an estimate of the interest within rental expense.

The following table sets forth information regarding our ratio of earnings to fixed charges for the periods shown.

(Dollars in thousands)

	Years Ended December 31,
	2016	2015	2014	2013	2012
Income from continuing operations before income taxes	$278,095	$222,848	$230,360	$95,237	$94,286
Fixed charges	186,231	196,991	180,689	110,179	52,193
Less: Equity in earnings of equity method investments	(64,719)	(51,020)	(44,116)	(52,731)	(62,392)
Distributed income of equity investments	64,650	51,435	42,809	42,554	45,121
Amortization of capitalized interest	37	—	—	—	—
Net income attributable to noncontrolling interests that have not incurred fixed charges	(6,521)	(6,235)	(4,619)	(3,847)	(1,319)
Earnings	$457,773	$414,019	$405,123	$191,392	$127,889

Interest expense	$183,409	$194,326	$178,462	$108,193	$50,709
Capitalized interest	503	329	163	—	—
1/3 of rental expense - interest factor	2,319	2,336	2,064	1,986	1,484
Fixed Charges	$186,231	$196,991	$180,689	$110,179	$52,193

Ratio of Earnings to Fixed Charges	2.46	2.10	2.24	1.74	2.45